5aser Photonics Corporation

250 Technology Park

Lake Mary, FL 32746

February 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue, Esq.

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-292932

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Laser Photonics Corporation (the “Company”) hereby requests that its request for acceleration dated February 3, 2025, regarding the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292932), being accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it would be declared and becomes effective at 9:00 a.m. Eastern time on February 9, 2026, or as soon thereafter as possible, be withdrawn.

Please contact Ernest M. Stern of CM Law LLP at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
President and Chief Executive Officer